UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2*

Carrizo Oil & Gas, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

144577-10-3

(CUSIP Number)

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103

Attention: David S. Denious, Esquire

(215) 994-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 144577 10 3	Page 2 of 15 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons Mellon Ventures, L.P. 25-1779945
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions) N/A
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7) Sole Voting Power 0 8) Shared Voting Power 0 9) Sole Dispositive Power 0 10) Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 0.0%
14)	Type of Reporting Person (See Instructions) PN

CUSIP NO 144577 10 3	Page 3 of 15 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Person MVMA, L.P. 25-1779946
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions) N/A
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7) Sole Voting Power 0 8) Shared Voting Power 0 9) Sole Dispositive Power 0 10) Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 0.0%
14)	Type of Reporting Person (See Instructions) PN

CUSIP NO 144577 10 3	Page 4 of 15 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Person MVMA, Inc. 25-1779947
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions) N/A
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7) Sole Voting Power 0 8) Shared Voting Power 0 9) Sole Dispositive Power 0 10) Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 0.0%
14)	Type of Reporting Person (See Instructions) CO

CUSIP NO 144577 10 3	Page 5 of 15 Pages

This Amendment No. 2 to Schedule 13D amends and restates the Schedule 13D filed on March 4, 2002, as amended on February 18, 2004 (the “Schedule 13D”), relating to (a) the acquisition by Mellon Ventures, L.P., a Delaware limited partnership (“Mellon Ventures”), on February 20, 2002 of 40,000 shares of Series B Convertible Participating Preferred Stock, par value $0.01 per share (the “Series B Stock”), of Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”), and a warrant (the “2002 Warrant”) to purchase up to 168,421 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company at the exercise price of $5.94 per share; and (b) the acquisition by Mellon Ventures on December 15, 1999 of 363,636 shares of Common Stock, a warrant (the “1999 Warrant”) to purchase up to 276,019 shares of Common Stock at the exercise price of $2.20 per share, subject to adjustment, and 9% Senior Subordinated Notes of the Company due on December 17, 2007 in the aggregate principal amount of $2,200,000. Unless specifically amended and/or restated herein, the disclosures set forth in the Schedule 13D shall remain unchanged.

The Schedule 13D is hereby amended and/or restated as follows:

ITEM 4. PURPOSE OF TRANSACTION.

The information previously furnished in response to Item 4 is hereby amended by adding to the end of the eighth paragraph thereof the following:

On March 5, 2004, the Underwriters purchased 80,417 shares of Common Stock from Mellon Ventures pursuant to the option at a price of $6.58 per share. In connection therewith, Mellon Ventures purchased 69,199 shares of Common Stock underlying the 1999 Warrant on a “cashless basis” and delivered 20,064 of those shares to the Company in lieu of paying the cash exercise price thereon.

The information previously furnished in response to Item 4 is hereby further amended by adding after the fourth paragraph thereof the following:

On April 21, 2004, the First Amendment to Shareholders Agreement was executed pursuant to which the 1999 Shareholders’ Agreement was amended to delete Douglas A. P. Hamilton, Paul B. Loyd, Jr. and DAPHAM Partnership, L.P. (each, an “Exiting Shareholder”) as Shareholders, signatories and parties thereto, and as a result thereof, no Exiting Shareholder has any remaining rights or obligations under the 1999 Shareholders’ Agreement.

As of June 3, 2004, Mellon Ventures no longer beneficially owned any shares of the Common Stock or Series B Stock of the Company. As a result, the rights and obligations of Mellon Ventures under the 1999 Shareholders’ Agreement terminated as of that date.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information previously furnished in response to Item 5 is hereby amended by adding after the tenth paragraph thereof the following:

On April 21, 2004, the First Amendment to Shareholders Agreement was executed pursuant to which the 1999 Shareholders’ Agreement was amended to delete Douglas A. P. Hamilton, Paul B. Loyd, Jr. and DAPHAM Partnership, L.P. as Shareholders, signatories and parties thereto, and as a result thereof, no Exiting Shareholder has any remaining rights or obligations under the 1999 Shareholders’ Agreement.

CUSIP NO 144577 10 3	Page 6 of 15 Pages

The information previously furnished in response to Item 5 is hereby further amended by adding after the sixteenth paragraph thereof the following:

On April 21, 2004, the First Amendment to Shareholders Agreement was executed pursuant to which the 2002 Shareholders’ Agreement was amended to delete Douglas A. P. Hamilton, Paul B. Loyd, Jr. and DAPHAM Partnership, L.P. as Shareholders, signatories and parties thereto, and as a result thereof, no Exiting Shareholder has any remaining rights or obligations under the 2002 Shareholders’ Agreement.

The information previously furnished in response to Item 5 is hereby further amended by deleting the final paragraph thereof and replacing it with the following:

On March 5, 2004, the Underwriters purchased 80,417 shares of Common Stock from Mellon Ventures pursuant to the option granted by Mellon Ventures at a price of $6.58 per share. In connection therewith, on March 5, 2004, Mellon Ventures purchased 69,199 shares of Common Stock underlying the 1999 Warrant on a “cashless basis” and delivered 20,064 of those shares to the Company in lieu of paying the cash exercise price thereon.

On May 8, 2004, Mellon Ventures purchased the remaining 206,820 shares underlying the 1999 Warrant in full on a “cashless basis” and delivered 50,263 shares underlying the 1999 Warrant to the Company in lieu of paying the cash exercise price thereon.

On May 26, 2004, Mellon Ventures converted 49,937.65 shares of Series B Stock into 876,099 shares of Common Stock at a conversion ratio equal to the quotient of $100 divided by $5.70, the conversion price of the Series B Stock.

Since May 17, 2004, Mellon Ventures has sold a total of 272,657 shares of Common Stock in the open market as follows: 81,557 shares for an average price per share of $8.2278 on May 17, 2004; 40,000 shares for an average price per share of $8.2785 on May 18, 2004; 4,000 shares for an average price per share of $8.33 on May 19, 2004; 31,000 shares for an average price per share of $8.0904 on May 20, 2004; 50,000 shares for an average price per share of $8.5930 on June 1, 2004; 32,100 shares for an average price per share of $8.7545 on June 2, 2004; and 34,000 shares for an average price per share of $8.6235 on June 3, 2004.

On June 3, 2004, Mellon Ventures also sold, by way of a block trade, a total of 759,999 shares of Common Stock at an average price per share of $8.25.

As of June 3, 2004, the shares of Common Stock beneficially owned by Mellon Ventures represented 0.0% of the total shares of Common Stock of the Company outstanding as of May 4, 2004. As a result, the rights and obligations of Mellon Ventures under both the 1999 Shareholders’ Agreement and the 2002 Shareholders’ Agreement terminated as of that date.

On May 18, 2004, Mellon Ventures ceased to be the beneficial owner of more than five percent of the Common Stock. Mellon Ventures does not currently hold any shares of Common Stock or Series B Preferred Stock of the Company.

CUSIP NO 144577 10 3	Page 7 of 15 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A*	Securities Purchase Agreement, dated as of February 20, 2002, among Carrizo Oil & Gas, Inc., Mellon Ventures, L.P. and Steven A. Webster.

Exhibit B*	Shareholders’ Agreement, dated as of February 20, 2002, among Carrizo Oil & Gas, Inc., Mellon Ventures, L.P., S. P. Johnson, IV, Frank A. Wojtek, Steven A. Webster, Douglas A. P. Hamilton, Paul B. Loyd, Jr. and DAPHAM Partnership, L.P.

Exhibit C*	Warrant Agreement, dated as of February 20, 2002, among Carrizo Oil & Gas, Inc., Mellon Ventures, L.P. and Steven A. Webster.

Exhibit D*	Registration Rights Agreement dated as of February 20, 2002, among Carrizo Oil & Gas, Inc., Mellon Ventures, L.P. and Steven A. Webster.

Exhibit E*	Carrizo Oil & Gas, Inc. Statement of Resolution Establishing Series of Shares Designated Series B Convertible Participating Preferred Stock, dated as of February 20, 2002.

Exhibit F*	Compliance Sideletter, dated as of February 20, 2002, among Carrizo Oil & Gas, Inc. and Mellon Ventures, L.P.

Exhibit G**	Securities Purchase Agreement, dated as of December 15, 1999, among Carrizo Oil & Gas, Inc., CB Capital Investors, L.P., Mellon Ventures, L.P., Douglas A.P. Hamilton, Paul B. Loyd, Jr. and Steven A. Webster.

Exhibit H**	Shareholders’ Agreement, dated as of December 15, 1999, among Carrizo Oil & Gas, Inc., CB Capital Investors, L.P., Mellon Ventures, L.P., S. P. Johnson, IV, Frank A. Wojtek, Douglas A. P. Hamilton, Paul B. Loyd, Jr., Steven A. Webster and DAPHAM Partnership, L.P.

Exhibit I**	Warrant Agreement, dated as of December 15, 1999, among Carrizo Oil & Gas, Inc., CB Capital Investors, L.P., Mellon Ventures, L.P., Douglas A. P. Hamilton, Paul B. Loyd, Jr. and Steven A. Webster.

Exhibit J**	Registration Rights Agreement, dated as of December 15, 1999, among Carrizo Oil & Gas, Inc., CB Capital Investors, L.P. and Mellon Ventures, L.P.

Exhibit K**	Compliance Sideletter, dated as of December 15, 1999, among Carrizo Oil & Gas, Inc. and Mellon Ventures, L.P.

Exhibit L***	Joint Filing Agreement, dated as of February 28, 2002, among Mellon Ventures, L.P., MVMA, L.P. and MVMA, Inc.

CUSIP NO 144577 10 3	Page 8 of 15 Pages

Exhibit M****	Underwriting Agreement, dated February 5, 2004, by and among Carrizo Oil & Gas, Inc. and CIBC World Markets Corp., First Albany Capital, Inc., Hibernia Southcoast Capital, Inc., and Johnson Rice & Company L.L.C., as representatives of the several Underwriters named in Schedule I to the Underwriting Agreement, and the selling stockholders listed on Schedule II to the Underwriting Agreement.

Exhibit N	First Amendment to Shareholders Agreement dated as of April 21, 2004, among Carrizo Oil & Gas, Inc., J.P. Morgan Partners (23A SBIC), LLC, Mellon Ventures, L.P., S.P. Johnson IV, Frank A. Wojtek, Steven A. Webster, Douglas A.P. Hamilton, Paul B. Loyd, Jr. and DAPHAM Partnership, L.P.

Exhibit O	First Amendment to Shareholders Agreement dated as of April 21, 2004, among Carrizo Oil & Gas, Inc., Mellon Ventures, L.P., S.P. Johnson IV, Frank A. Wojtek, Steven A. Webster, Douglas A.P. Hamilton, Paul B. Loyd, Jr. and DAPHAM Partnership, L.P.

*	Incorporated herein by reference to the Company’s Form 8-K filed on February 27, 2002.
**	Incorporated herein by reference to the Company’s Form 8-K filed on December 22, 1999.
***	Previously filed.
****	Incorporated herein by reference to Amendment No. 3 to the Company’s Registration Statement on Form S-2 filed on February 4, 2004.

CUSIP NO 144577 10 3	Page 9 of 15 Pages

ANNEXES

A.	Executive Officers, Directors and Sole Stockholder of MVMA, Inc.

B.	Executive Officers and Directors of Mellon Bank, N.A. and Mellon Financial Corporation

CUSIP NO 144577 10 3	Page 10 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2004

MELLON VENTURES, L.P. by MVMA, L.P., its general partner by MVMA, Inc., its general partner

By:	/s/ Ronald J. Coombs
Ronald J. Coombs
Chief Financial Officer

MVMA, L.P. by MVMA, Inc., its general partner

By:	/s/ Ronald J. Coombs
Ronald J. Coombs
Chief Financial Officer

MVMA, INC.

By:	/s/ Ronald J. Coombs
Ronald J. Coombs
Chief Financial Officer and Director

CUSIP NO 144577 10 3	Page 11 of 15 Pages

Annex A

Executive Officers, Directors and Sole Stockholder of

MVMA, Inc.

Name and Title	Principal Occupation	Business Address
Ronald J. Coombs Chief Financial Officer and Director	Chief Financial Officer, Mellon Ventures, Inc.	Mellon Ventures, Inc., One Mellon Center, Suite 5210 Pittsburgh, PA 15298

Charles J. Billerbeck Director	Managing Director, Mellon Ventures, Inc.	Mellon Ventures, Inc., One Mellon Center, Suite 5210 Pittsburgh, PA 15298

Lawrence E. Mock, Jr. President, Director & Sole Stockholder	President and CEO of Mellon Ventures, Inc.	Mellon Ventures, Inc., One Mellon Center, Suite 5210 Pittsburgh, PA 15298

Each of the individuals listed above is a citizen of the United States of America.

CUSIP NO 144577 10 3	Page 12 of 15 Pages

Annex B

Executive Officers and Directors of

Mellon Financial Corporation and Mellon Bank, N.A.

Directors of Mellon Financial Corporation and Mellon Bank, N.A.:

Name	Principal Occupation	Business Address
Ruth E. Bruch	Senior Vice President and Chief Information Officer Lucent Technologies, Inc.	See note below

Paul L. Cejas	Chief Executive Officer PLC Investments Inc.	See note below

Steven G. Elliott	Senior Vice Chairman Mellon Financial Corporation and Mellon Bank, N.A.	See note below

Ira J. Gumberg	President and Chief Executive Officer J.J. Gumberg Co.	See note below

Edmund F. Kelly	Chairman Liberty Mutual Group	See note below

Edward J. McAniff	Of Counsel O’Melveny & Myers	See note below

Martin G. McGuinn	Chairman and Chief Executive Officer Mellon Financial Corporation Chairman, President and Chief Executive Officer Mellon Bank, N.A.	See note below

CUSIP NO 144577 10 3	Page 13 of 15 Pages

Annex B

Executive Officers and Directors of

Mellon Financial Corporation and Mellon Bank, N.A.

Robert Mehrabian	Chairman, President and Chief Executive Officer Teledyne Technologies, Inc.	See note below

Seward Prosser Mellon	President and Chief Executive Officer Richard K. Mellon and Sons Richard King Mellon Foundation	See note below

Mark A. Nordenberg	Chancellor University of Pittsburgh	See note below

James F. Orr, III	Chairman The Rockefeller Foundation	See note below

David S. Shapira	Chairman and Chief Executive Officer Giant Eagle, Inc.	See note below

William E. Strickland, Jr.	President and Chief Executive Officer Manchester Bidwell Corporation	See note below

John P. Surma	President and Chief Operating Officer United States Steel Corporation	See note below

Wesley W. von Schack	Chairman, President and Chief Executive Officer Energy East Corporation	See note below

CUSIP NO 144577 10 3	Page 14 of 15 Pages

Executive Officers of Mellon Financial Corporation and Mellon Bank, N.A.:

Name	Principal Occupation	Business Address
James D. Aramanda	Vice Chairman Mellon Financial Corporation and Mellon Bank, N.A.	See note below

Leo Y. Au	Treasurer Mellon Financial Corporation Senior Vice President, Manager, Corporate Treasury Group Mellon Bank, N.A.	See note below

Michael A. Bryson	Chief Financial Officer Mellon Financial Corporation and Executive Vice President and Chief Financial Officer Mellon Bank, N.A.	See note below

Stephen E. Canter	Vice Chairman Mellon Financial Corporation and Mellon Bank, N.A.	See note below

John T. Chesko	Vice Chairman and Chief Compliance Officer Mellon Financial Corporation and Mellon Bank, N.A.	See note below

Steven G. Elliott	Senior Vice Chairman Mellon Financial Corporation and Mellon Bank, N.A.	See note below

Michael K. Hughey	Senior Vice President and Controller Mellon Financial Corporation Senior Vice President, Director of Taxes and Controller Mellon Bank, N.A.	See note below

David F. Lamere	Vice Chairman Mellon Financial Corporation and Mellon Bank, N.A.	See note below

Jeffrey L. Leininger	Vice Chairman Mellon Financial Corporation and Mellon Bank, N.A.	See note below

Martin G. McGuinn	Chairman and Chief Executive Officer Mellon Financial Corporation Chairman, President and Chief Executive Officer Mellon Bank, N.A.	See note below

Ronald P. O’Hanley	Vice Chairman Mellon Financial Corporation and Mellon Bank, N.A.	See note below

James P. Palermo	Vice Chairman Mellon Financial Corporation and Mellon Bank, N.A.	See note below

CUSIP NO 144577 10 3	Page 15 of 15 Pages

Timothy P. Robison	Chief Risk Officer Mellon Financial Corporation Executive Vice President and Chief Risk Officer Mellon Bank N.A.	See note below

Allan P. Woods	Vice Chairman and Chief Information Officer Mellon Financial Corporation and Mellon Bank, N.A.	See note below

Each of the individuals listed above is a citizen of the United States of America. The sole stockholder of Mellon Bank, N.A. is Mellon Financial Corporation.

Note: The business address of each of the individuals is c/o of Mellon Financial Corporation, One Mellon Center, Room 4826, Pittsburgh, PA 15258.